UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: AngloGold Ashanti plc Notice of 2025 Annual General Meeting

AngloGold Ashanti plc
(Incorporated in England and Wales)
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG

(“AngloGold Ashanti”, “AGA” or the “Company”)

NOTICE OF 2025 ANNUAL GENERAL MEETING

The Company has today published its Notice of 2025 Annual General Meeting (the “Notice”), which can be viewed and downloaded from reports.anglogoldashanti.com. The Company’s 2025 Annual General Meeting (the “2025 AGM”) is scheduled to be held on Tuesday 27 May 2025 at 9:00 a.m. Mountain Daylight Time (which is 4:00 p.m. British Summer Time and 5:00 p.m. South African Standard Time) at 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, USA.

Shareholders are invited to join the 2025 AGM virtually by following the instructions set out in the Notice. By joining the 2025 AGM virtually, shareholders will be able to view a live video feed of the 2025 AGM, submit voting instructions and submit questions either in writing or via an audio line.

The Notice sets out the business proposed to be conducted at the 2025 AGM, with the record date set as Friday 4 April 2025 for the purposes of determining eligibility to receive the Notice and to vote at the 2025 AGM. The Notice will shortly be posted to those shareholders who have elected to receive paper communications. AngloGold Ashanti’s 2024 UK Annual Report, which was published on Wednesday 26 March 2025, will also be posted to those shareholders who have elected to receive paper communications and can be viewed and downloaded from AngloGold Ashanti’s website at reports.anglogoldashanti.com.

ENDS
London, Denver, Johannesburg

7 April 2025
CONTACTS

Media
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199         amaxey@anglogoldashanti.com
General inquiries                         media@anglogoldashanti.com

Investors
Yatish Chowthee: +27 11 637 6273 / +27 78 364 2080        yrchowthee@aga.gold
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199         amaxey@anglogoldashanti.com

Exhibits to 6-K

Exhibit Number	Description

Exhibit 99.1	AngloGold Ashanti Notice of 2025 Annual General Meeting

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 7 April 2025

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary